 1-A/A LIVE 0001824204 XXXXXXXX 024-11337 true Park View OZ REIT Inc MD 2020 0001824204 6798 85-1631598 0 0 ONE BEACON STREET 32ND FLOOR BOSTON MA 02108 617-971-8807 Michael Kelley Other 10000.00 0.00 0.00 0.00 10000.00 0.00 0.00 0.00 10000.00 10000.00 0.00 0.00 0.00 0.00 0.00 0.00 Novogradac & Company LLP Common Stock 100 000000000 None None 0 00000None None None 0 00000None None true true Tier2 Audited Equity (common or preferred stock) Y N N Y N N 500000 100 100.0000 50000000.00 0.00 0.00 0.00 50000000.00 Novogradac & Company LLP 10000.00 Burns Figa & Will PC, Whiteford, Taylor & Preston LLP 20000.00 49970000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true